Exhibit 99.5

CONFIDENTIAL

Unaudited supplemental condensed consolidating financial information of

TEMBEC INC.

Quarters ended December 29, 2012 and December 24, 2011

CONFIDENTIAL

TEMBEC INC.
SUPPLEMENTAL INFORMATION
December 29, 2012
Supplemental condensed consolidating financial information

The following condensed consolidating financial information is prepared in compliance with National Instrument 51-102 – Continuous Disclosure Obligations, under Canadian securities laws.

The senior secured notes (the “Notes”) of Tembec Industries Inc. (the "Subsidiary Issuer") are fully and unconditionally guaranteed on a joint and several basis by Tembec Inc. (the "Parent Company") and most of the Subsidiary Issuer’s subsidiaries located in Canada (the “Guarantor Subsidiaries”). The Subsidiary Issuer and each of the Guarantor Subsidiaries are 100% owned by the Parent Company. The Notes are not guaranteed by the Company’s other subsidiaries (the “Other Subsidiaries”).

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at December 29, 2012, September 29, 2012 and December 24, 2011, the statements of comprehensive earnings (loss) and the statements of cash flows for the period ended December 29, 2012 and December 24, 2011, for the Parent Company and for the Subsidiary Issuer. It also provides the same information on a combined basis for the Guarantor Subsidiaries and the Other Subsidiaries.

The supplemental condensed consolidating financial information, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method.

More information on the Company and its significant accounting policies are included in the audited consolidated financial statements for the year ended September 29, 2012.

TEMBEC Supplemental Information for first quarter 2013	1

CONFIDENTIAL

TEMBEC INC.
SUPPLEMENTAL INFORMATION
December 29, 2012
Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets

(unaudited)(in millions of Canadian dollars)

December 29, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$1	$22	$33	$-	$56
Restricted cash	-	-	1	-	-	1
Trade and other receivables	36	325	203	89	(497)	156
Inventories	-	-	204	31	-	235
Biological assets	-	-	1	-	-	1
Prepaid expenses	-	1	1	1	-	3
Assets classified as held for sale	-	-	141	-	-	141
	36	327	573	154	(497)	593
Investments	120	376	-	-	(496)	-
Property, plant and equipment	-	6	303	108	-	417
Biological assets	-	-	4	-	-	4
Employee future benefits	-	-	-	-	-	-
Other long-term receivables	-	9	-	2	-	11
Deferred tax assets	-	(1)	-	3	-	2
	$156	$717	$880	$267	$(993)	$1,027

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$66	$3	$-	$69
Trade, other payables and accrued charges	53	153	418	47	(497)	174
Interest payable	-	2	-	-	-	2
Income tax payable	-	-	-	5	-	5
Provisions	-	1	1	-	-	2
Current portion of long-term debt	1	-	-	15	-	16
Liabilities classified as held for sale	-	12	20	-	-	32
	54	168	505	70	(497)	300
Long-term debt	1	293	38	24	(8)	348
Provisions	-	5	11	-	-	16
Employee future benefits	-	171	51	38	-	260
Other long-term liabilities	-	-	2	-	-	2
	55	637	607	132	(505)	926

Shareholders' equity:
Share capital	567	555	717	40	(1,312)	567
Retained earnings (deficit)	(463)	(472)	(444)	98	818	(463)
Accumulated other comprehensive earnings (loss)	(3)	(3)	-	(3)	6	(3)
	101	80	273	135	(488)	101
	$156	$717	$880	$267	$(993)	$1,027

TEMBEC Supplemental Information for first quarter 2013	2

CONFIDENTIAL

TEMBEC INC.
SUPPLEMENTAL INFORMATION
December 29, 2012
Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets (continued)

(unaudited)(in millions of Canadian dollars)

September 29, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$1	$29	$57	$-	$87
Restricted cash	-	-	5	-	-	5
Trade and other receivables	36	307	210	65	(418)	200
Inventories	-	-	228	27	-	255
Biological assets	-	-	-	-	-	-
Prepaid expenses	-	1	5	1	-	7
Assets classified as held for sale	-	-	-	-	-	-
	36	309	477	150	(418)	554
Investments	102	372	-	-	(474)	-
Property, plant and equipment	-	6	379	100	-	485
Biological assets	-	-	4	-	-	4
Employee future benefits	-	-	-	-	-	-
Other long-term receivables	-	10	-	2	-	12
Deferred tax assets	-	(1)	-	5	-	4
	$138	$696	$860	$257	$(892)	$1,059

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$65	$3	$-	$68
Trade, other payables and accrued charges	34	113	442	59	(418)	230
Interest payable	-	10	-	-	-	10
Income tax payable	-	-	-	3	-	3
Provisions	-	1	2	-	-	3
Current portion of long-term debt	1	-	-	15	-	16
Liabilities classified as held for sale	-	-	-	-	-	-
	35	124	509	80	(418)	330
Long-term debt	1	289	18	23	(8)	323
Provisions	-	5	12	-	-	17
Employee future benefits	-	195	52	38	-	285
Other long-term liabilities	-	-	2	-	-	2
	36	613	593	141	(426)	957

Shareholders' equity:
Share capital	564	555	696	40	(1,291)	564
Retained earnings (deficit)	(453)	(463)	(429)	85	807	(453)
Accumulated other comprehensive earnings (loss)	(9)	(9)	-	(9)	18	(9)
	102	83	267	116	(466)	102
	$138	$696	$860	$257	$(892)	$1,059

TEMBEC Supplemental Information for first quarter 2013	3

CONFIDENTIAL

TEMBEC INC.
SUPPLEMENTAL INFORMATION
December 29, 2012
Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets (continued)

(unaudited)(in millions of Canadian dollars)

Quarter ended December 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$3	$16	$60	$-	$79
Restricted cash	-	-	2	5	-	7
Trade and other receivables	36	345	252	50	(525)	158
Inventories	-	-	233	28	-	261
Biological assets	-	-	-	-	-	-
Prepaid expenses	-	1	2	1	-	4
Assets classified as held for sale	-	-	56	-	-	56
	36	349	561	144	(525)	565
Investments	183	452	-	-	(635)	-
Property, plant and equipment	-	5	375	91	-	471
Biological assets	-	-	5	-	-	5
Employee future benefits	-	-	-	1	-	1
Other long-term receivables	-	25	1	2	-	28
Deferred tax assets	-	(1)	-	13	-	12
	$219	$830	$942	$251	$(1,160)	$1,082

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$46	$2	$-	$48
Trade, other payables and accrued charges	2	206	458	77	(525)	218
Interest payable	-	1	-	-	-	1
Income tax payable	-	-	-	-	-	-
Provisions	-	1	1	-	-	2
Current portion of long-term debt	4	-	-	14	-	18
Liabilities classified as held for sale	-	-	22	-	-	22
	6	208	527	93	(525)	309
Long-term debt	1	248	-	26	(6)	269
Provisions	-	5	10	-	-	15
Employee future benefits	-	177	57	41	-	275
Other long-term liabilities	-	-	2	-	-	2
	7	638	596	160	(531)	870

Shareholders' equity:
Share capital	564	555	668	40	(1,263)	564
Retained earnings (deficit)	(349)	(360)	(322)	54	628	(349)
Accumulated other comprehensive earnings (loss)	(3)	(3)	-	(3)	6	(3)
	212	192	346	91	(629)	212
	$219	$830	$942	$251	$(1,160)	$1,082

TEMBEC Supplemental Information for first quarter 2013	4

CONFIDENTIAL

TEMBEC INC.
SUPPLEMENTAL INFORMATION
December 29, 2012
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Comprehensive Earnings (Loss)

(unaudited)(in millions of Canadian dollars, unless otherwise noted)

Quarter ended December 29, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$1	$321	$61	$(7)	$376
Freight and other deductions	-	-	47	4	(1)	50
Lumber export taxes	-	-	1	-	-	1
Cost of sales (excluding depreciation and amortization)	-	-	258	34	(6)	286
Selling, general and administrative	-	3	13	3	-	19
Share-based compensation	-	1	-	-	-	1
Depreciation and amortization	-	-	9	2	-	11
Other items	-	-	1	-	-	1
Operating earnings (loss)	-	(3)	(8)	18	-	7
Interest, foreign exchange and other	1	-	7	(1)	-	7
Exchange loss (gain) on long-term debt	-	4	-	-	-	4
Net finance costs (income)	1	4	7	(1)	-	11
Earnings (loss) before income taxes and share of results for equity accounting	(1)	(7)	(15)	19	-	(4)
Income tax expense	-	-	-	6	-	6
Share of results for equity accounting	(9)	(2)	-	-	11	-
Net earnings (loss)	(10)	(9)	(15)	13	11	(10)
Other comprehensive earnings (loss), net of income taxes:
Foreign currency translation differences for foreign operations	6	6	-	6	(12)	6
Total comprehensive earnings (loss)	$(4)	$(3)	$(15)	$19	$(1)	$(4)
Basic and diluted net loss in dollars per share						$(0.10)

TEMBEC Supplemental Information for first quarter 2013	5

CONFIDENTIAL

TEMBEC INC.
SUPPLEMENTAL INFORMATION
December 29, 2012
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Comprehensive Earnings (Loss) (continued)

(unaudited)(in millions of Canadian dollars, unless otherwise noted)

Quarter ended December 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$-	$339	$66	$(4)	$401
Freight and other deductions	-	-	49	5	(1)	53
Lumber export taxes	-	-	2	-	-	2
Cost of sales (excluding depreciation and amortization)	-	-	279	40	(3)	316
Selling, general and administrative	-	1	16	1	-	18
Share-based compensation	-	-	-	-	-	-
Depreciation and amortization	-	-	11	1	-	12
Other items	(1)	1	2	-	-	2
Operating earnings (loss)	1	(2)	(20)	19	-	(2)
Interest, foreign exchange and other	-	1	8	1	-	10
Exchange loss (gain) on long-term debt	-	(2)	-	-	-	(2)
Net finance costs (income)	-	(1)	8	1	-	8
Earnings (loss) before income taxes and share of results for equity accounting	1	(1)	(28)	18	-	(10)
Income tax expense	-	-	-	6	-	6
Share of results for equity accounting	(17)	(16)	-	-	33	-
Net earnings (loss)	(16)	(17)	(28)	12	33	(16)
Other comprehensive earnings (loss), net of income taxes:
Foreign currency translation differences for foreign operations	(5)	(5)	-	(5)	10	(5)
Total comprehensive earnings (loss)	$(21)	$(22)	$(28)	$7	$43	$(21)
Basic and diluted net loss in dollars per share						$(0.16)

TEMBEC Supplemental Information for first quarter 2013	6

CONFIDENTIAL

TEMBEC INC.
SUPPLEMENTAL INFORMATION
December 29, 2012
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Cash Flows

(unaudited)(in millions of Canadian dollars)

Quarter ended December 29, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(10)	$(9)	$(15)	$13	$11	$(10)
Adjustments for:
Depreciation and amortization	-	-	9	2	-	11
Net finance costs	1	4	7	(1)	-	11
Income tax expense	-	-	-	6	-	6
Income tax paid	-	-	-	(2)	-	(2)
Excess cash contributions over employee future benefits expense	-	(11)	-	-	-	(11)
Gain on sale of assets	-	-	(2)	-	-	(2)
Share of results for equity accounting	9	2	-	-	(11)	-
Other	-	1	(2)	(3)	-	(4)
	-	(13)	(3)	15	-	(1)
Change in non-cash working capital:
Trade and other receivables	-	(19)	(16)	(20)	79	24
Inventories	-	-	5	(3)	-	2
Prepaid expenses	-	-	3	(1)	-	2
Trade, other payables and accrued charges	18	40	4	(14)	(79)	(31)
	18	21	(4)	(38)	-	(3)
	18	8	(7)	(23)	-	(4)
Cash flows from investing activities:
Disbursements for property, plant and equipment	-	-	(39)	(1)	-	(40)
Proceeds from sale of net assets	-	-	2	-	-	2
Investments in a subsidiary	(17)	-	-	-	17	-
Interest received	-	9	-	-	(9)	-
Other	-	-	-	-	-	-
	(17)	9	(37)	(1)	8	(38)
Cash flow from financing activities:
Change in operating bank loans	-	-	1	-	-	1
Change in restricted cash	-	-	4	-	-	4
Increase in long-term debt	-	-	24	-	-	24
Repayments of long-term debt	-	-	-	(1)	-	(1)
Proceeds from issue of share capital	-	-	17	-	(17)	-
Interest paid	(1)	(17)	(9)	-	9	(18)
Other	-	-	-	-	-	-
	(1)	(17)	37	(1)	(8)	10
	-	-	(7)	(25)	-	(32)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	-	-	-	1	-	1
Net increase (decrease) in cash and cash equivalents	-	-	(7)	(24)	-	(31)
Cash and cash equivalents, beginning of period	-	1	29	57	-	87
Cash and cash equivalents, end of period	$-	$1	$22	$33	$-	$56

TEMBEC Supplemental Information for first quarter 2013	7

CONFIDENTIAL

TEMBEC INC.
SUPPLEMENTAL INFORMATION
December 29, 2012
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Cash Flows (continued)

(unaudited)(in millions of Canadian dollars)

Quarter ended December 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(16)	$(17)	$(28)	$12	$33	$(16)
Adjustments for:
Depreciation and amortization	-	-	11	1	-	12
Net finance costs	-	(1)	8	1	-	8
Income tax expense	-	-	-	6	-	6
Income tax paid	-	-	-	-	-	-
Excess cash contributions over employee future benefits expense	-	(5)	(4)	(1)	-	(10)
Gain on sale of assets	-	-	-	-	-	-
Share of results of for equity accounting	17	16	-	-	(33)	-
Other	(1)	4	(1)	-	-	2
	-	(3)	(14)	19	-	2
Change in non-cash working capital:
Trade and other receivables	-	(6)	(9)	(1)	30	14
Inventories	-	-	(34)	-	-	(34)
Prepaid expenses	-	-	3	(1)	-	2
Trade, other payables and accrued charges	1	17	3	(8)	(30)	(17)
	1	11	(37)	(10)	-	(35)
	1	8	(51)	9	-	(33)
Cash flows from investing activities:
Disbursements for property, plant and equipment	-	-	(19)	(4)	-	(23)
Proceeds from sale of net assets	1	3	13	-	-	17
Investment in a subsidiary	-	-	-	-	-	-
Interest received	-	8	1	-	(9)	-
Other	-	-	(3)	-	-	(3)
	1	11	(8)	(4)	(9)	(9)
Cash flow from financing activities:
Change in operating bank loans	-	-	46	(4)	-	42
Change in restricted cash	-		(2)	-	-	(2)
Increase in long-term debt	-	-	-	4	-	4
Repayments of long-term debt	(2)	-	-	(1)	-	(3)
Proceeds from issue of share capital	-	-	-	-	-	-
Interest paid	-	(16)	(8)	-	9	(15)
Other	-	-	(1)	-	-	(1)
	(2)	(16)	35	(1)	9	25
	-	3	(24)	4	-	(17)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	-	-	-	(3)	-	(3)
Net increase (decrease) in cash and cash equivalents	-	3	(24)	1	-	(20)
Cash and cash equivalents, beginning of period	-	-	40	59	-	99
Cash and cash equivalents, end of period	$-	$3	$16	$60	$-	$79

TEMBEC Supplemental Information for first quarter 2013	8